U.S. BANCORP FUND SERVICES, LLC
615 E. Michigan Street
Milwaukee, WI  53202

September 20, 2017

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Jensen Portfolio, Inc. dba Jensen Quality Growth Fund (the “Fund”) Securities Act Registration No: 033-47508 Investment Fund Act Registration No: 811-06653

Dear Mr. O’Connor:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Fund is a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”), in response to your comments of September 8, 2017 regarding the preliminary proxy statement filed by the Fund on August 31, 2017.

For your convenience in reviewing the Fund’s responses, your comments are included in bold typeface immediately followed by the Fund’s responses.  Capitalized terms not otherwise defined in this response letter have the meaning set forth in the Definitive Proxy Statement.

The Fund’s responses to your comments are as follows:

1.
Staff Comment:  As required by Item 22(c)(5):  Name each officer or director of the Fund who is an officer, employee, director, general partner or shareholder of the investment adviser. As to any officer or director who is not a director or general partner of the investment adviser and who owns securities or has any other material direct or indirect interest in the investment adviser or any other person controlling, controlled by or under common control with the investment adviser, describe the nature of such interest.

Response:  The Fund responds by noting that the information required by Item 22(c)(5) is included in the Definitive Proxy Statement.

2.
Staff Comment:  With respect to the discussion of the Fund’s “Investment Performance”, please clarify which share class is being discussed (each class has different performance) and if the returns are prior to expenses being deducted from the Fund.

Response:  The Fund responds by noting that the discussion of the Fund’s “Investment Performance” clarifies that the performance refers to the Class J Shares and the returns are after expenses are deducted from the Fund.

3.
Staff Comment:  For each individual listed in column (1) of the management table who is not an “interested person” of the Fund within the meaning of section 2(a)(19) of the Investment Company Act of 1940, describe any positions, including as an officer, employee, director, or general partner, held with affiliated persons or principal underwriters of the Fund.  See Item 22(b)(2) of Schedule 14A.

Response:  The Fund responds by noting that a sentence has been added to the Definitive Proxy Statement stating that none of the individuals listed in column (1) of the management table holds any positions with the Fund’s principal underwriter.  Separately in the Definitive Proxy Statement the Fund has included information noting the positions in the Adviser held by each officer of the Fund.

4.	Staff Comment: Please confirm all of the information required by Item 22(b)(4)(i) of Schedule 14A been provided for all of the independent directors.

Response:  The Fund responds by supplementally confirming all information required by Item 22(b)(4)(i) of Schedule 14A been provided for all of the independent directors.

5.	Staff Comment: Please disclose whether the board has a formal diversity policy. See Section 407(c)(2)(vi) of Reg S-K applied through Item 22(b)(15)(ii)(A) of Schedule 14A.

Response:  The Fund responds by noting that the Definitive Proxy Statement discloses that its Board of Directors does not have a formal policy with regard to the consideration of diversity in identifying director nominees.

6.	Staff Comment: Please provide all information required by Item 22(b)(6) of Schedule 14A with respect to the independent directors and their immediate families.

Response:  The Fund responds by supplementally confirming all information required by Item 22(b)(6) of Schedule 14A with respect to the independent directors and their immediate families is included in the proxy statement.

7.
Staff Comment:  Please provide the information required by Items 22(b)(7) through (10) of Schedule 14A for directors and nominees who are not interested persons or indicate that these items do not apply.

Response:  The Fund responds by supplementally confirming Items 22(b)(7) through (10) of Schedule 14A are not applicable.

8.
Staff Comment:  With respect to the following: “the Board believes the best course of action is to seek shareholder approval now to amend the Fund’s Amended and Restated Articles of Incorporation to include the information described in the bullet points above”, please include bulleted list or revise the disclosure.

Response:  The Fund responds by supplementally confirming the points referred to in the applicable disclosure are bulleted, and further confirms the points will be bulleted in the Definitive Proxy Statement provided to shareholders.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

/s/ Robert D. McIver
Robert D. McIver
President
The Jensen Portfolio, Inc. doing business as Jensen Quality Growth Fund cc: Brendan O’Scannlain, Stoel Rives LLP